Spectra Energy Partners, LP

5400 Westheimer Court

Houston, TX 77056

June 7, 2012

Andrew D. Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: Spectra Energy Partners, LP

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Letter dated May 25, 2012

File No. 001-33556

Dear Mr. Mew:

Set forth below are the responses of Spectra Energy Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 25, 2012, with respect to the Partnership’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 28, 2012, File No. 001-33556 (“our 2011 Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bolded text.

Form 10-K for the year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 3. Acquisitions, page 73

1.	We note your response to prior comment 4. You state that the excess of the purchase price over the book value of the net assets acquired will not be included in the rate base in future rate proceedings. We also note from your disclosure on page 74 that the goodwill resulting from the acquisition is associated with the stable long term contracts; presumably with EQT. Please note that any benefits associated with contractual relationships would be an identifiable intangible with a definite life. Goodwill is an unidentifiable intangible that typically relates to synergies or other non-separable benefits that contribute to the ability of the acquired entity to generate “economic” or above-normal profits. Therefore, you have not justified that the excess purchase price represents goodwill. In addition, please advise us how you recorded the Big Sandy transaction for tax purposes. Show us how you allocated the purchase price, including whether you stepped up the assets and liabilities, and whether the acquisition was considered an asset acquisition for tax purposes. We may have further comment.

Response:

In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805, goodwill is a residual allocation which represents future economic benefits arising from other assets acquired that are not individually identifiable. As described in our response to comment 4 in the Staff’s letter dated May 7, 2012, our purchase price contemplated the long-term financial benefits of the acquisition, including Big Sandy’s strategic location in a prolific shale play, access to mid-Atlantic and northeast markets, integration with high-efficiency gas processing, expansion opportunities and interconnection opportunities with other supply areas and other interstate pipelines, including Spectra Energy Corp’s and the Partnership’s pipelines.

In allocating the purchase price to specific assets and liabilities, we evaluated customer contracts, among other things. In accordance with ASC 805, a customer contract intangible asset would represent excess market value of the contract. Since the terms of all of Big Sandy’s customer contracts, including the EQT Corporation (“EQT”) contract, are subject to cost-based rate regulation by the Federal Energy Regulatory Commission (“FERC”), they are considered to be at market and do not qualify to be a separately identified intangible asset.

We acknowledge the Staff’s comment and for the benefit of additional clarity in future filings we will modify our disclosure on page 74 of our 2011 Form 10-K as follows:

“The goodwill reflects the value of the strategic location of the pipeline and the opportunity to expand and grow the business.”

For tax purposes, we allocated the purchase price in the same manner as for generally accepted accounting principles (GAAP) in the United States, resulting in $193.8 million of goodwill. The acquisition was considered an asset purchase for tax purposes because the legal entity acquired was disregarded by the seller for tax purposes. Since a disregarded entity is not recognized for tax purposes, the transaction was treated as an asset purchase. The tax and GAAP analyses are mutually exclusive and for GAAP purposes we treated Big Sandy as an acquisition of a business, as described in our previous response to comment 3 in the Staff’s letter dated May 7, 2012.

2.	We note your response to prior comment 5 that you considered customer contracts, customer relationships and vendor contracts, including the impact of cost-based regulation on such items. Please explain to us in detail how you concluded no identifiable intangible assets exists other than goodwill in the Big Sandy acquisition specifically addressing, but not limited to, your agreement with EQT.

Response:

As described in our response to comment 1 above, our allocation of the purchase price to specific assets and liabilities considered our evaluation of customer contracts as well as customer relationships and vendor contracts, among other things. Since the terms of all of Big Sandy’s customer contracts, including the EQT contract, are subject to cost-based rate regulation by the FERC, they are considered to be at market and do not qualify to be a separately identified intangible asset. Similarly, any benefits derived from customer relationships are also subject to cost-based regulation and do not qualify to be a separately identified intangible asset. In addition, no vendor contracts were identified that would constitute a separately identified intangible asset.

In connection with responding to the Staff’s comments, the Partnership acknowledges that

•	the Partnership is responsible for the adequacy and accuracy of the disclosures in the filing,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400.

Sincerely,

SPECTRA ENERGY PARTNERS, LP

By: Spectra Energy Partners (DE) GP, LP, its general partner

By: Spectra Energy Partners GP, LLC, its general partner

By:	/s/ Laura Buss Sayavedra
Name:	Laura Buss Sayavedra
Title: Vice President and Chief Financial Officer

cc:

Commission

Donna Di Silvio, Staff Accountant

Scott Anderegg, Staff Attorney

Dietrich King, Legal Branch Chief

Spectra Energy Partners, LP

Julie A. Dill, President and Chief Executive Officer

Spectra Energy Corp

Allen C. Capps, Vice President and Controller

Christopher Agbe-Davies, Associate General Counsel